Western Copper Corporation

# TRANSFORMING RESOURCES INTO MINES

## 2009

ANNUAL REPORT

COPPER	M + I R e s o u r c e s
6.8		CONTENTS
Billion lb		CEO’s Letter to Shareholders	2

		Interview with the President & COO	4
GOLD
11.1		Property Review	6

		Management Discussion & Analysis	12
Million oz
		Financial Statements	30

MOLY
495
Million lb

WESTERN COPPER (TSX:WRN) IS A CANADIAN

MINING EXPLORATION AND DEVELOPMENT

COMPANY WITH A FULL PIPELINE OF PROJECTS,

A STRONG CASH POSITION, NO DEBT AND

AN EXPERIENCED MANAGEMENT TEAM.

W W W. W E S T E R N C O P P E R C O R P. C O M

CEO’S LETTER
TO SHAREHOLDERS

DEAR SHAREHOLDERS,

The year 2009 turned out to be much better than most people predicted. The near collapse of the U.S and European banking system is for the most part ancient history, and manufacturing, international and domestic trade is once again stable. Metal prices have regained most of their losses and are now back to where they were prior to the financial crisis. Metal demand is back to pre-banking system collapse days due mainly to unprecedented demand from China, India and other developing countries. However, projects that were shelved as a result of the crisis are still on hold due to strained balance sheets and future uncertainties. The lack of new mines or additional supply will ultimately result in much higher metal prices. Based on this, I see a bright future for Western Copper due to its large copper and molybdenum resources. We also have one of Canada’s largest undeveloped gold reserves which we believe will continue to appreciate as a result of the inability of most governments to curtail their deficit spending.

We, like most exploration companies, reduced costs where possible during 2009 but not at the expense of slowing down development of our key assets. As a result we have managed to complete most of the tasks that we set for ourselves. At Casino, which is one of the largest undeveloped copper, gold and molybdenum resources, we completed a deep penetrating geophysical survey which was successful in defining the known deposit and also opened the possibility for future expansion. Over 11,000 metres of diamond drilling was conducted within and adjacent to the pit limits which resulted in the expansion

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“THE LACK OF NEW MINES OR ADDITIONAL
SUPPLY WILL ULTIMATELY RESULT IN MUCH
HIGHER METAL PRICES. BASED ON THIS, I SEE
A BRIGHT FUTURE FOR WESTERN COPPER DUE
TO ITS LARGE COPPER AND MOLYBDENUM
RESOURCES”

of the known mineralization. This will ultimately result in lower operating costs for the project.

At our Carmacks Copper Project we were successful in obtaining our Quartz Mining License which allows us to begin construction. We have also completed the public hearing for our Water Use License and are now waiting for the Water Board to issue the Water License in the next few months which will allow us to operate. Our joint venture with IMA Exploration is still in effect at our Island Copper Project (Hushamu) although there was little work done due to a three way merger resulting in the formation of Kobex Minerals Inc. At our Redstone Project in the Northwest Territories, we have sponsored a PhD Candidate from the University of British Columbia whose thesis will result in a better understanding of the copper mineral deposition in the area.

In the coming year, we will decide whether we will build or sell our Carmacks Project. We will continue to do baseline studies at Casino in preparation for submitting a permit application in 2011. We are also undertaking an additional 15,000 metres of diamond drilling within the Casino pit boundaries that we anticipate will expand the resource and better define the technical parameters of the pit. This information together with expanded engineering studies will be used to update our pre-feasibility study, which we anticipate completing by the end of 2010.

In closing, I would like to thank our dedicated employees who have worked diligently to advance our key projects. Our ability to move projects from the early drill hole stage through resource definition, pre-feasibility, feasibility and permitting makes us unique as an exploration company.

On behalf of the Board of Directors,
Dale Corman Chairman and CEO
March 22, 2010

INTERVIEW WITH THE
PRESIDENT & COO

Q: What do you see as the key accomplishments in 2009?

A: At our flagship Casino project the drilling program resulted in the expansion of the known area of mineralization and identified a new molybdenum zone. The net result of these discoveries is that after we complete the 2010 exploration program, we can expect to see the already world-class deposit at Casino grow even larger.

At Carmacks, our most advanced project, we are working on obtaining all of the necessary permits and licenses for production. We obtained the Quartz mining license at the beginning of 2009 and are on track to have all the major permits for this project in place by the end of Q3 2010.

On our pipeline projects, we received some exciting drill results at Island Copper, our rebranded Hushamu project, and initiated a field program at Redstone.

We are also very proud that we received the Robert E. Leckie award for our reclamation of previous owners’ environmental disturbance at the Casino site, reflecting our commitment to developing our projects in a sustainable manner.

Q: How did Western Copper respond to the volatility in the markets in 2009?

A: We started 2009 with $13 million in working capital, and we will go into 2010 with approximately the same amount, so we

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“OUR COMPANY STRATEGY
IS TO TAKE PROJECTS
THAT HAVE A PRELIMINARY
RESOURCE AND BRING
THEM THROUGH RESOURCE
EXPANSION, FEASIBILITY
STUDIES, AND PERMITTING.
YOU THEN HAVE A
PROJECT THAT IS 100%
‘READY TO GO’”

weathered the year fairly well. Our strong financial position is the result of two financings that were carried out in 2009. The financings totaled $9.4 million and diluted the company by less than 10%.

Q: What is Western Copper’s strategy?

A: Our company strategy is to take projects that have a preliminary resource and bring them through resource expansion, feasibility studies, and permitting. You then have a project that is 100% “ready to go”. At that point we as a company can build the project or sell the project and use the proceeds to develop the projects in our pipeline.

The key to this strategy being successful is that you need to acquire projects that will be economically feasible at the end of the development process. We have a great engineering and permitting team that can quickly assess new projects and make a decision on how to proceed.

Q: How would this strategy be applied at your Casino Project?

A:  At Casino, our team has been continuously working on ensuring the project is not only world-class in terms of size, but also world-class in terms of the robustness of the project. Starting with the deposit itself, we will look to not only expand the resource with more drilling, but also significantly update the deposit model. The pre-feasibility study update, due at the end of the year, will incorporate new ideas on providing power and will significantly increase the engineering detail.

On the permitting front, we will spend as much this year on permitting as on exploration, so this gives you an idea of our commitment. We are also working closely with government and other stakeholders in the area with regard to road access and power to ensure that the development of the Casino mine becomes an asset not only to the shareholders of Western Copper, but also to the people of the Yukon.

We believe that once the Casino Project has entered the permitting phase, in approximately a year’s time, that we as a company can begin to focus on whether we will build, sell or look at other ways to realize value from this project. Our commitment remains transforming this resource into a mine.

CASINO
WORLD CLASS DEPOSIT IN THE YUKON

PROJECT OVERVIEW

The project is will be an open pit mine with a projected mine life of 30 years. After the first two years of construction, gold will be recovered from the oxide cap by heap leaching. Sulfide ore processing, by conventional flotation, would commence approximately two years later. Gold-silver doré and copper-gold and molybdenum concentrates will be transported to the port of Skagway, Alaska for shipping to smelters.

2009 ACTIVITIES

  Executed a deep IP program (Quantec’s Titan 24)
  Completed a 11,000 m exploration program
  Expanded area of mineralization
  Raised C$ 9.4 million for exploration programs
  Updated engineering
  Progressed permit application development

NEXT STEPS

INCREASE RESERVE

  Continue exploration program
  Add silver to resource
  Issue updated resource and reserve

UPDATE PRE-FEASIBLITY

  Assess increased plant throughput
  Investigate using liquefied natural gas (LNG) power generation

ADVANCE PROJECT TO PRODUCTION

  Progress baseline environmental & socio-economic studies
  Submit application to YESAB, first step of permitting process

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GOLD	COPPER	MOLY
8.0	4.4	475
Million oz	Billion lb	Million lb

SNAPSHOT

OWNERSHIP	100%
RESERVES [3]	914 Mt Mill @ 0.50% CuEq (0.21% Cu, 0.24 g/t Au, 0.024% Mo) 78 Mt Heap @ 0.43 g/t Au
PROCESS	Conventional flotation and gold heap leach
MINE TYPE	Open pit
MINE LIFE	30 years
LOCATION	380 km (240 mi) northwest of Whitehorse, Yukon 560 km (350 mi) from year-round port at Skagway, Alaska
STATUS	Pre-feasibility study completed/ Permitting Preparation/Exploration

KEY DATA	SPOT PRICES [1]	PRE-FEASIBILITY [2]
	February 2010	August 2008
Total Capital Costs (C$ M)	2,110
Pre-tax NPV @ 8% (C$ M)	2,100	1,800
Pre-tax IRR (100% equity) (%)	24.1	20.4
Pre-tax Cash Flow (Y1-Y6) (C$ M/y)	650	571
Pre-tax Cash Flow (Life of mine) (C$ M/y)	342	314

	Gold	Mill
	Heap
		Y1 to Y6	Life of
			Mine
Copper Equivalent Grade [3] (%)	–	0.73	0.50
Throughput (t/d)	30,000	92,000	89,000
Copper Production (M lb/y)	3	193	124
Gold Production (k oz/y)	77	263	158
Molybdenum Production (M lb/y)	–	13	11

Note:

(1)	Metal Prices:US$3.20/lb copper, US$1,100.00/oz gold, US$16.00/lb moly - Foreign Exchange: US$:C$ 0.94

(2)	Metal Prices:US$2.95/lb copper, US$647.4/oz gold, US$30.97/lb moly - Foreign Exchange: US$:C$ 1.00

(3)	Metal prices: US$2.00/lb copper, US$875.00/oz gold, US$11.25/lb moly

CARMACKS
READY FOR CONSTRUCTION

PROJECT OVERVIEW

The project will be an open pit mine producing copper cathode on site by crushing, stacking, and heap leaching the ore and treating the leach solution through a solvent extraction/electrowinning plant. Construction will require 2 years, followed by more than 6 years of production. Power for the project will be taken from the Yukon power grid via an 11 km spur line. Acid will be produced on site by a 140 tpd acid plant.

2009 ACTIVITIES

  Obtained Quartz Mining License (License allowing construction to begin)
  Finalized application for Water Use Licence (key Licence for operation)

NEXT STEPS

GET PROJECT READY FOR PRODUCTION

  Obtain Water Use Licence by Q3 2010

CONSIDER OPTIONS

  Build, sell or hold

ADD ADDITIONAL VALUE

  Exploration of additional ore zones identified in 2006/2007
  Engineering study on recovering gold from heap
  Assess economics of developing sulphide resources
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PRODUCTION	CASH COST
32	0.84
Million lb Cu/yr	US$ /lb Cu

SNAPSHOT

OWNERSHIP	100%
RESERVE	10.6 Mt @ 1.04% Cu
PROCESS	Heap Leach, solvent extraction/electrowinning
END PRODUCT	Copper cathode
MINE TYPE	Open pit
MINE LIFE	6+ years
LOCATION	220 km (140 mi) north of Whitehorse, Yukon 400 km (250 mi) from year-round port of Skagway, Alaska
STATUS	Detailed Engineering / Permitting

KEY DATA	SPOT PRICES [1] February 2010	FEASIBILITY [2] May 2007
Total Capital Costs (C$ M)	152
Pre-tax NPV @ 8% (C$ M)	185	85
Pre-tax IRR (100% equity) (%)	34.4	21.1
Pre-tax Cash Flow (C$ M/y)	68	48
Payback (years)	2.9	3.9

Life of
Mine
Ore Throughput (t/d)	5,000
Copper Production (M lb/y)	32
Cash Costs (US$/lb Cu)	0.84

Note:

(1)	Metal Prices:US$3.20/lb copper - Foreign Exchange: US$:C$ 0.94

(2)	Metal Prices:US$2.32/lb copper - Foreign Exchange: US$:C$ 0.85

ISLAND COPPER
PRIME LOCATION

PROJECT OVERVIEW

The project is located on Vancouver Island 29 km from the reclaimed BHP Island Copper Mine. Excellent infrastructure including parts of the BHP marine load-out and hydro power infrastructure remain in place. In 2008 the property was optioned to Kobex Minerals Inc. who must spend C$15 M and complete a pre-feasibility to earn 49% interest in the project by 2011, and can earn an additional buy-in by funding a feasibility study and getting the project permitted.

2009 ACTIVITIES

  Completed 5,100 m drilling program
  Identified significant rhenium & moly grades

NEXT STEPS

CONTINUE EXPLORATION

  Kobex Minerals to complete an ”order of magnitude” engineering study
  Complete new exploration program

UPDATE RESOURCE

  Add molybdenum and rhenium to the resource

REDSTONE
ENORMOUS POTENTIAL

PROJECT OVERVIEW

The Project is comprised of discontinuous claims and leases stretching over approximately 160 km in a northwest-southeast orientation. The inferred resource is located on the Coates Lake lease, which represents a small proportion of the total area of mineral rights. Western Copper signed an agreement with the University of British Columbia’s (UBC) Mineral Deposit Research Unit to analyze this large land package in order to develop our future exploration plans.

2009 ACTIVITIES

  Developed study program with UBC
  UBC completed initial field portion of program
  Reviewed land package and abandoned some claims

NEXT STEPS

CONTINUE EXPLORATION PROGRAM

  UBC to carry out 2010 field program
  Future exploration program to be developed based on UBC’s results
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COPPER	GOLD
1.4	2.3
Million lb	Million oz

SNAPSHOT

OWNERSHIP	100%
DEPOSIT TYPE	Porphyry
RESOURCE	231 Mt @ 0.47 CuEq (0.28% Cu, 0.31 g/t Au)
METALS	Copper, Gold, Molybdenum and Rhenium
MINE TYPE	Open pit
LOCATION	Vancouver Island (25 km west of Port Hardy, BC)
STATUS	Joint Venture with Kobex Minerals Inc.

Note:
Copper Equivalent prices: US$2.00/lb copper, US$875.00/oz gold

COPPER	COPPER
2.9	3.92
Billion lb	% Grade

SNAPSHOT

OWNERSHIP	100%
DEPOSIT TYPE	Sediment-hosted stratiform copper deposit
RESOURCE	34 Mt @ 4.0 CuEq (3.92% Cu, 9.0 g/t Ag)
METALS	Copper and Silver
MINE TYPE	Underground
LOCATION	Nahanni Mining District, NWT Claims and leases over appoximately 160 km
STATUS	UBC project to study regional geology and identify area with good exploration potential

Note:
Copper Equivalent prices: US$2.00/lb copper, US$11.25/oz silver

MANAGEMENT
DISCUSSION & ANALYSIS

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MANAGEMENT
DISCUSSION & ANALYSIS

MANAGEMENT DISCUSSION & ANALYSIS

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated March 26, 2010, and provides an analysis of the Company’s results of operations for the year ended December 31, 2009.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation December 31, 2009 audited annual consolidated financial statements and the related notes for the year then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the December 31, 2009 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20-F with the United States Securities and Exchange Commission (“SEC”). At March 26, 2010, the Company had 79,404,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20-F.

DESCRIPTION OF BUSINESS

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production.

All of Western Copper’s properties are located in Canada. The Company’s two most advanced projects are located in the Yukon. The Carmacks Copper Project is in the last phase of permitting. The Company’s Casino project is one of the largest undeveloped porphyry deposits in Canada. Western Copper completed a pre-feasibility study on the property in June 2008.

CORPORATE DEVELOPMENTS

Permitting

On April 15, 2009, Western Copper received the Quartz Mining License (“QML”) for the Carmacks Copper Project. This license permits the Company to begin building the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate.

The Water Use License (“WUL”) establishes how the project can use and discharge water and is the final major permit required before commencing operation. The Yukon Water Board hearing, required for issuance of a WUL, concluded on March 2, 2010. Western Copper anticipates that the WUL will be issued within two to six months from the hearing conclusion date.

Private Placements

On July 10, 2009, Western Copper issued 4,000,000 units, comprised of one flow-through common share of the Company at a price of $1.00 and one-half of one warrant. Each whole warrant will be exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and will expire three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price

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of the Company’s common shares is at a price equal to or greater than $2.00 for twenty consecutive trading days, the Company will have the right to accelerate the expiry date of warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 6.0% of the number of units sold. Each agent warrant will be exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and will expire two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $1.75 for fifteen consecutive trading days, the Company will have the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

On December 4, 2009, Western Copper issued 2,150,000 units at a price of $2.50. Each unit was comprised of one flow-through common share of the Company and one warrant (“investor warrant”). Each warrant is exercisable for one non flow-through common share of the Company at a price of $2.60 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $5.00 for twenty consecutive trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 4.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $2.50 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $4.00 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

PROPERTY OVERVIEW

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located, by road, 380 kilometres northwest of Whitehorse, Yukon. It has been the subject of considerable exploration going back to 1967.

In June 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. Based on the mill proven and probable reserve estimate of 914 million tonnes, the mine has an estimated 30 year ore production life.

The financial model formed as part of the pre-feasibility study used commodity prices of US$2.95 per pound for copper, US$647 per ounce for gold, and US$31 per pound of molybdenum and an exchange rate of 1 US$/$ to assess the viability of the project. Initial capital development costs were estimated to be $2.1 billion, including $550 million for a power plant. Based on these factors, the pre-feasibility study suggested a pre-tax IRR of 20.4% .

Management has updated the financial model with current commodity prices and the current US$/$ exchange rate. The analysis, which uses recent spot commodity prices (copper - US$3.20/lb, gold - US$1,100/oz, molybdenum - US$16/lb) and an exchange rate of 0.94 US$/$, suggests a pre-tax IRR of 24%.

Following the positive results of the pre-feasibility study, the Company has begun preparing for the submission of a Project Proposal to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”). As part of this process, Western Copper has initiated a baseline environmental and socio-economic data collection program to update and complement environmental information collected in the early 1990’s. The Company has also had a number of meetings with various government departments and First Nations Governments to introduce them to the project.

During 2009, the Company has continued its permitting efforts by continuing its dialogue with various government agencies and by continuing the 2009 data collection program that will form part of the Project Proposal. Discussions with local communities and First Nations have also continued.

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The Company continues to work on further engineering studies relating to road access and power supply. The aim of these studies is to further improve the economics of the project.

The Company completed a major drilling program in October 2009. The program was aimed at converting inferred resources into measured and indicated and examining targets identified by the geophysical survey to potentially extend the known area of mineralization. Including the 11,000 metres drilled in 2009, approximately 102,000 metres have been drilled on property to date.

The drilling program significantly increased the known area of mineralization and identified a new molybdenum zone.

A deep penetrating geophysical survey conducted in July 2009 identified a number of promising drill targets. These targets were drilled as part of the 2009 drilling program. Several promising zones were discovered, including a lead-zinc-silver zone to the south of the deposit.

The Company raised $9.4 million in flow-through funds in 2009. A portion of this money was spent on the 2009 drilling program, and the remainder will be spent on further exploration at the Casino property in 2010. Western Copper is mobilizing equipment via winter road and plans to start drilling in early Q2 2010.

Should it make a production decision on the property, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

Carmacks Copper Project (Yukon, Canada)

The Carmacks Copper Project is located 220 kilometres north of Whitehorse, Yukon.

In 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the proven and probable reserve estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicated initial capital development costs of $144 million, including a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs were estimated to be $0.98/lb. of copper (US$0.84/lb. of copper at 0.85 US$/$). Using a copper price of US$2.32 per pound and an exchange rate of 0.85 US$/$, the feasibility study indicated a pre-tax IRR of 21.1% for the project.

Management has updated the financial model to reflect the current spot copper price and the current US$/$ exchange rate. The analysis, which uses a copper price of US$3.20 per pound and an exchange rate of 0.94 US$/$, results in a pre-tax IRR of 34%.

On April 15, 2009, Western Copper received the Quartz Mining License (“QML”) for the Carmacks Copper Project. This license permits the Company to begin building the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate. As a condition of the QML, the Company was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government.

The Water Use License is the next and final major milestone of the permitting process and will allow the mine to operate. The Yukon Water Board public hearing concluded on March 2, 2010. Western Copper awaits the decision from the Yukon Water Board within two to six months from the hearing conclusion date.

During 2009, the Company focused on permitting with engineering activities limited to those necessary to support the permitting. No further exploration took place in 2009 and none is planned for 2010.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at the date of this report, Western Copper has made $700,000 in advance royalty payments.

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Island Copper/Hushamu (British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Island Copper property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

On September 30, 2009, Kobex Resources Ltd. and International Barytex Resources Ltd. merged with IMA as part of a plan of arrangement. Pursuant to the transaction, IMA changed its name to Kobex Minerals Inc. (“Kobex”).

Kobex has met the minimum expenditure obligations required in the first year of the agreement and is currently performing an order of magnitude study to assist it in making future decisions regarding the project.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Redstone (Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential. No work was possible in 2008.

MDRU spent approximately two months this summer studying the geology in the area covered by the Redstone claims and leases. A progress report was made to Western Copper in September. The geological modeling will continue with a second site visit in 2010.

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The only area that presently has a NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;

  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and

  4% if the price is greater than US$1.00 per pound.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	233,672	509,122	594,590	522,773
Loss per share – basic and diluted	–	0.01	0.01	0.01
Mineral properties	72,790,644	70,960,998	67,117,675	65,970,008
Cash, cash equivalents, and short-term investments	13,667,179	11,786,066	10,931,098	12,177,922
Total assets	86,876,176	83,316,052	78,478,161	78,503,650

As at and for the quarter ended	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	599,667	530,503	544,160	484,919
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Mineral properties	65,702,582	64,047,426	61,664,820	58,853,128
Cash, cash equivalents, and short-term investments	13,062,366	16,460,243	18,527,233	21,963,631
Total assets	79,216,492	80,708,309	80,414,978	80,977,997

The quarterly fluctuations are due to the following:

Cash is being spent to fund ongoing operations and to increase the value of the Company’s mineral properties. This has led to a decrease in cash, cash equivalents and short-term investments and an increase in mineral properties in each quarter presented above, except Q3 and Q4 2009. Cash, cash equivalents and short-term investments increased from June 30, 2009 to December 31, 2009 because the Company raised $4 million through a private placement in July 2009 and $5.4 million through a private placement in December 2009.

Loss and comprehensive loss in Q4 2009 is lower than the other quarters due to a future income tax recovery of $396,000 recorded in Q4 2009. A similar recovery was recorded in Q4 2008, but at that time, the future income tax recovery of $452,000 was off-set by the $405,000 write-down of the Company’s Sierra Almoloya mineral property.

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RESULTS OF OPERATIONS

For the year ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

EXPLORATION EXPENSES	–	–	2,512,439

ADMINISTRATIVE EXPENSES
Accounting and legal	196,078	400,035	462,340
Filing and regulatory fees	72,728	78,101	84,101
Office and administration	1,800,325	1,921,138	2,281,152
Promotion and travel	414,303	354,521	663,978

LOSS BEFORE OTHER ITEMS	2,483,434	2,753,795	6,004,010

OTHER ITEMS
Interest income	(238,166)	(599,575)	(1,276,014)
Foreign exchange	10,786	51,731	19,249
Write-off of mineral properties	–	405,001	–

LOSS BEFORE TAXES	2,256,054	2,610,952	4,747,245

Future income tax recovery	(395,897)	(451,703)	(1,521,279)

LOSS AND COMPREHENSIVE LOSS	1,860,157	2,159,249	3,225,966

Western Copper had a loss of $1.86 million ($0.02 per common share) for the year ended December 31, 2009 compared to a loss of $2.16 million ($0.03 per common share) in 2008. Although the Company performed a large exploration program in 2009, the scale and nature of the Company’s administrative activity have remained consistent throughout the three years presented above. This trend is expected to continue next year despite the fact that the Company will continue its significant exploration and environmental assessment programs at the Casino property in 2010.

A number of factors led to the loss and comprehensive loss being lower in 2009 than in 2008.

Western Copper recorded a future income tax recovery of $396,000 in Q4 2009. A similar recovery was recorded in Q4 2008, but at that time, the future income tax recovery of $452,000 was partially off-set by the $405,000 write-down of the Sierra Almoloya mineral property when the Company abandoned those claims. The 2009 future income tax recovery was a result of assets and tax benefits transferred between subsidiaries during the year and a reduction in provincial tax rates expected to apply in 2012.

Decreasing interest bearing balances and lower interest rates led to a decline in interest income of $362,000 in 2009 as compared to 2008. Western Copper continues to earn interest on its short-term investments, but as the Company uses its working capital to fund operations and mineral property development, its interest bearing balances decrease. These balances increased significantly in July and December, however, as Western Copper raised funds through private placements.

Costs are generally lower in 2009 because until the market improved around mid-year, the Company made efforts to conserve capital and was in a period of low activity. Once markets began improving, the Company increased its activity, especially in

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investor relations. Current year professional fees are $204,000 lower than in 2008 due to lower activity in these areas during 2009. Office and administrative expenses declined $121,000 in 2009 due to decreases in information technology, rent, and stock-based compensation costs. Promotion and travel expenditures increased by $60,000 as the Company augmented its marketing efforts.

For the quarter ended December 31,	2009	2008
Expressed in Canadian dollars	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	36,949	102,158
Filing and regulatory fees	6,655	6,496
Office and administration	482,521	502,851
Promotion and travel	143,528	92,783

LOSS BEFORE OTHER ITEMS	669,653	704,288

OTHER ITEMS
Interest income	(40,327)	(88,623)
Foreign exchange	243	30,704
Write-off of mineral properties	–	405,001

LOSS BEFORE TAXES	629,569	1,051,370

Future income tax recovery	(395,897)	(451,703)

LOSS AND COMPREHENSIVE LOSS	233,672	599,667

Western Copper had a loss of $234,000 (less than $0.01 per common share) for the three months ended December 31, 2009. For the same period in 2008, the Company had a loss of $600,000 ($0.01 per common share). The fluctuations in line item amounts are due to the same factors discussed in the 2009 year-to-date analysis above.

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LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

CASH PROVIDED BY (USED IN)
Operating activities	(1,793,475)	(1,735,717)	(4,051,687)
Financing activities	8,956,411	500	447,700
Investing activities	(8,764,009)	(16,954,526)	25,040,912

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,601,073)	(18,689,743)	21,436,925

Cash and cash equivalents – beginning	5,037,204	23,726,947	2,290,022

CASH AND CASH EQUIVALENTS – ENDING	3,436,131	5,037,204	23,726,947

In addition to its cash and cash equivalents, the Company had $10.2 million in short-term investments as at December 31, 2009. Cash, cash equivalents, and short-term investments totaled $13.7 million. Working capital at December 31, 2009 is $12.7 million. This figure is consistent with the working capital of $12.4 million the Company had at December 31, 2008.

Working capital is consistent with prior year-end because Western Copper raised $9.4 million in 2009 though the issuance of shares pursuant to private placements. The money raised offset the capital used to finance the Company’s administrative and mineral property expenditures.

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without interest penalty.

Western Copper is an exploration stage enterprise. As at December 31, 2009, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2010. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating Activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing Activities

Western Copper raised $9.4 million dollars through two private placements in 2009. On July 10, 2009, the Company issued 4 million units at a price of $1.00 per unit. Each unit comprised one flow-through common share and half of a warrant. On December 4, 2009, the Company issued 2.15 million units at a price of $2.50 per unit. Each unit comprised one flow-through common share and a whole warrant.

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During the year ended December 31, 2009, the Company also received $106,583 from the exercise of employee stock options and $251,250 from the exercise of broker warrants.

There was no significant financing activity in 2008.

Investing Activities

The Company expended a net amount of $6.5 million on mineral property expenditures during the 2009. This compares with $8.7 million during 2008. The majority of these costs were spent on the Casino property and the Carmacks Copper Project.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures during the year ended December 31, 2009. Despite not taking into account changes in working capital balances, mineral property costs incurred are a good representation of Western Copper’s mineral property expenditures during the period.

	Casino	Carmacks
		Copper Project
Expressed in Canadian dollars	$	$

DECEMBER 31, 2008	20,821,505	14,645,143

CASH ITEMS
Advance royalty	–	100,000
Claims maintenance	10,363	4,408
Detailed engineering	–	93,945
Engineering studies	112,991	1,470
Exploration	3,657,287	–
Permitting	1,652,334	673,916
Reclamation obligation	–	80,300
Salary and wages	224,775	215,625

CASH ITEMS	5,657,750	1,169,664

NON-CASH ITEMS
Exploration	54,709	–
Future income tax	46,434	42,427
Stock-based compensation	108,346	98,997

NON-CASH ITEMS	209,489	141,424

DECEMBER 31, 2009	26,688,744	15,956,231

Western Copper incurred $2.2 million less mineral property expenditures during 2009 than it did in 2008 because the Company made a conscious decision at the beginning of the year to reduce its spending due to the uncertainty in the capital markets.

In 2008, Western Copper was progressing quickly on detailed engineering of the Carmacks Copper Project and was working towards completion of the Casino Project pre-feasibility study.

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During the first half of 2009, Western Copper limited its efforts to performing only necessary permitting activities relating to the Carmacks Copper Project and the Casino Project. It was not until capital market conditions somewhat improved around mid-year and the Company had raised some capital that it initiated significant expenditures such as the exploration program at the Casino Project.

Another factor that led to lower spending this year compared to 2008 is that in Q1 2009 the Company received a mineral exploration tax credit in the amount of $331,000 relating to previous exploration work on its Island Copper property. This amount was credited to mineral properties.

A summary of activities relating to each project is available under the Business and Overview section at the beginning of this document.

RELATED PARTY TRANSACTIONS

Related party transactions were in the normal course of business. There was no material transaction with related parties during the years presented.

CONTRACTUAL OBLIGATIONS

In April 2009, the Company signed a new lease agreement for its head office in Vancouver. The new lease began on June 1, 2009 and expires on May 31, 2014. The Company also has a commitment to lease office space in the Yukon. The lease expires in 2011.

The future minimum lease payments by calendar year are approximately as follows:

	Vancouver	Yukon
Expressed in Canadian dollars	$	$

2010	196,637	28,635
2011	205,816	28,635
2012	207,841	–
2013	210,677	–
2014	88,626	–
Thereafter	–	–

TOTAL	909,597	57,270

The Company must spend approximately $5.91 million on qualifying Canadian exploration expenditures by December 31, 2010. Otherwise, the Company is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2010 by December 31, 2010 and the amount that the investors actually realized.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

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SIGNIFICANT ACCOUNTING ESTIMATES

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgment is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock options, amounts and likelihood of contingent liabilities, and the cost allocation methodologies used to determine results of operations, the value of financing components, and the value of purchased assets. Actual results could differ from the estimates by a material amount.

Mineral Properties

Direct costs related to the acquisition, exploration, and development of mineral properties owned or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, placed into production or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. If a property is placed into commercial production, deferred costs will be amortized using the unit-of production method based on proven and probable reserves. The carrying amount for mineral properties represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

Cost recoveries, including tax credits and funds received as part of government assistance programs, are recognized as a reduction in the carrying value of the related asset when the money is received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss in the period in which the payment is received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Impairment of Long-Lived Assets

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows expected to be earned from the property are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds management’s estimate of fair values.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

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Stock-Based Compensation and Warrant Valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

CHANGE IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and intangible assets. This section replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The adoption of this standard did not impact the Company’s results or disclosures.

Accounting by Mining Enterprises for Exploration Costs

In March 2009, the CICA issued EIC Abstract 174, Mining Exploration Costs (“EIC – 174”), which supersedes EIC-126, Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. EIC-174 is applicable for the Company’s interim and annual financial statements issued after March 27, 2009. Adoption of this new standard had no effect on the Company’s financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Western Copper expects to adopt IFRS effective January 1, 2011. In 2011, the Company will have to present 2010 comparative figures restated using IFRS for each comparative period after the transition date. As a result, the Company began to execute its IFRS implementation plan in 2009.

During 2009, Western Copper compared its current accounting policies under Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS and identified differences between the two standards. Based on its review of historical transactions and its current and expected business activities, the Company identified the treatment of Exploration and Evaluation (“E&E”) costs, income taxes, and asset impairment as areas with the greatest potential to create significant differences in the Company’s financial statements as a result of adopting IFRS.

Western Copper performed a comprehensive analysis of these areas to determine the potential impact that adopting IFRS will have on the Company’s financial statements.

The International Accounting Standards Board (“IASB”) has still not made a definitive determination as to whether E&E costs should be capitalized or expensed. IFRS 6 allows companies to choose a policy that capitalizes these costs. The policy must be disclosed in the notes to the financial statements. The Company expects to continue capitalizing its E&E costs in a manner consistent with its current accounting policy.

The method of accounting for income taxes under IFRS is similar to Canadian GAAP, but one of the exemptions under IFRS may have a significant impact on the Company’s financial reporting. Under current IFRS guidelines, the recognition of future income tax (“FIT”) assets or liabilities that arise from the initial recognition of assets or liabilities that do not impact profit or loss and other than in a business combination is prohibited. The Company’s FIT liability balance is almost exclusively due

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to the difference between the carrying value and the tax value of the properties that Western Copper acquired as a result of its acquisition of Lumina Resources Corp. in 2006. Western Copper accounted for the transaction as an acquisition of assets, not as a business combination. As a result, the exemption under IFRS would apply and would eliminate the majority of the Company’s FIT liability balance recognized under Canadian GAAP. It would also decrease the carrying value of mineral properties by a similar amount because when the FIT liability was recognized, the carrying values of the related mineral properties were grossed up by the same amount. The IASB has recently issued an exposure draft suggesting changes to its income tax standard. The exposure draft has received a significant number of comments and it is uncertain what changes, if any, will be made before Western Copper’s adoption date.

Under Canadian GAAP, mineral property impairment testing is performed using a two-step test. The first step is to determine if there is an impairment loss by using an undiscounted cash flow analysis. If that analysis identifies an impairment loss, the loss is measured as the amount by which carrying value exceeds fair value. The fair value is often based on discounted cash flows. Under IFRS, assets are tested for impairment using a one-step process based on discounted cash flows. IFRS also allows the reversal of impairment charges from previous years if the fair value exceeds the carrying value of long-lived assets.

Other IFRS that apply to the Company’s operations, but that are not expected to have a significant effect on 2010 financial results based on the Company’s current and expected activities are functional currency, business combinations, share based payments, and decommissioning and retirement obligations.

The Company is still considering the impact that the adoption of IFRS will have on its financial statements.

Western Copper has performed its review of IFRS based on standards applicable as of the date of this report. The IASB is still developing IFRS and may propose changes to the standards between the date of this report and the date the Company adopts IFRS. Western Copper’s assessment of differences between Canadian GAAP and IFRS is based on its historical, current, and expected business activities. Changes in business activities could also lead to unexpected differences to the Company’s financial statements, notes, and other disclosures as reported under Canadian GAAP and IFRS. Changes to business activities or transactions and/or IFRS could have material effects on Western Copper’s analysis discussed above.

Western Copper will track the difference between Canadian GAAP and IFRS on individual transactions throughout 2010. It will also analyze the effect of changes in IFRS as they occur. At the end of 2010, the Company will prepare two sets of financial statements. One set will comply with Canadian GAAP for reporting purposes. The other set will comply with IFRS for use as comparative figures once Western Copper adopts IFRS on January 1, 2011.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

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Based on that assessment, management concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in disclosure controls or in internal controls over financial reporting from October 1 to December 31, 2009 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

FINANCIAL INSTRUMENTS

Designation and Fair Value

Western Copper has designated its financial instruments as follows:

  Cash and cash equivalents, short-term investments, and reclamation bonds are classified as “Held-for-Trading” and are recorded at their fair value with changes in fair value recorded in the statement of loss;

  Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

  Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

Market and Liquidity Risk

The Company’s principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares. The Company’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should the Company require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks.

Currency Risk

The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian

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dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at December 31, 2009 or December 31, 2008.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates. Changes in interest rates do not have a material effect on the Company’s operations.

RISKS AND UNCERTAINTIES

The following is a list of the most significant risks and uncertainties that affect the Company. This list is not exhaustive. More information on risks and uncertainties is available in Western Copper’s Annual Information Form which is available on the Company’s website and at www.sedar.com.

Mineral Property Development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Metal Prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control. These prices may not remain at levels required to make development of any given property feasible.

Project Financing

The Company’s projects will require substantial financing, including a possible combination of debt and equity financing. Although some of the expenditures required to develop its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

There can be no assurance that debt and/or equity financing will be available, or available on acceptable terms.

Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

Title to Mineral Properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

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Governmental Requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Site Closure and Reclamation Costs

Minimum standards for site closure and reclamation have been established by various governmental agencies that affect certain operations of the Company. Western Copper accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligation related to reclamation when such obligation is incurred, if a reasonable estimate of fair value can be made. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions can materially affect the recognized amount of the liability.

CAUTIONARY NOTES

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western Copper’s operations in future periods. Forward looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward looking statements are set forth principally under the heading “Property Overview”, “Corporate Developments” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, ability to obtain required permits for the construction and operation of the Carmacks Copper Project; exploration results at the Company’s properties; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western Copper and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Western Copper’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western Copper does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western Copper’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western Copper’s Annual Information Form for the year ended December 31, 2009, to be filed shortly with the Canadian securities regulatory authorities, Western Copper’s annual report on Form 20-F to be filed shortly with the United States Securities and Exchange Commission, and other information released by Western Copper and filed with the appropriate regulatory agencies.

Cautionary note regarding forward-looking statements

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors

The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

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FINANCIAL
STATEMENTS

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FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 15 and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the company’s internal controls over financial reporting and its disclosure controls is available in management’s report on internal controls, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer
March 26, 2010	March 26, 2010

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MANAGEMENT’S REPORT ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The management of Western Copper Corporation is responsible for establishing and maintaining an adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of
  Company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

During the year ended December 31, 2009, and to the date of this report, there has been no change to internal controls that would have a material effect on internal controls over financial reporting.

Based on our assessment, management has concluded that, as at December 31, 2009, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, PricewaterhouseCoopers LLP, as stated in their attestation report, which is included herein.

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer
March 26, 2010	March 26, 2010

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Western Copper Corporation

We have completed integrated audits of Western Copper Corporation’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Western Copper Corporation as at December 31, 2009 and December 31, 2008, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited Western Copper Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures

___________________________________________________
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

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that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2009 a material weakness, relating to a lack of segregation of duties in the financial accounting process was identified, as described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We do not express an opinion or any form of assurance on management’s conclusion as to whether the hiring of additional staff is warranted as included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Chartered Accountants
Vancouver, British Columbia
March 26, 2010
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CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
Expressed in Canadian dollars	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,436,131	5,037,204
Short-term investments (note 3)	10,231,048	8,025,162
Other receivables	83,833	103,233
Prepaid expenses	44,714	50,760

CURRENT ASSETS	13,795,726	13,216,359

RECLAMATION BOND (note 5)	80,300	–
PROPERTY AND EQUIPMENT (note 4)	209,506	297,551
MINERAL PROPERTIES (note 5)	72,790,644	65,702,582

ASSETS	86,876,176	79,216,492

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,097,409	797,898

FUTURE INCOME TAX (note 14)	9,661,846	9,965,115

LIABILITIES	10,759,255	10,763,013

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (note 6)	78,252,251	71,951,130
CONTRIBUTED SURPLUS	25,921,463	22,698,985
DEFICIT	(28,056,793)	(26,196,636)

SHAREHOLDERS’ EQUITY	76,116,921	68,453,479

LIABILITIES + SHAREHOLDERS’ EQUITY	86,876,176	79,216,492

Commitments (note 9)

Approved by the Board of Directors

Robert Gayton, Director	Dale Corman, Director

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CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the Year Ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

EXPLORATION EXPENSES (note 5a)	–	–	2,512,439

ADMINISTRATIVE EXPENSES
Accounting and legal	196,078	400,035	462,340
Filing and regulatory fees	72,728	78,101	84,101
Office and administration	1,800,325	1,921,138	2,281,152
Promotion and travel	414,303	354,521	663,978

ADMINISTRATIVE EXPENSES	2,483,434	2,753,795	3,491,571

LOSS BEFORE TAXES AND OTHER ITEMS	2,483,434	2,753,795	6,004,010

OTHER ITEMS
Interest income	(238,166)	(599,575)	(1,276,014)
Foreign exchange	10,786	51,731	19,249
Write-off of mineral properties (note 5e)	–	405,001	–

LOSS BEFORE TAXES	2,256,054	2,610,952	4,747,245

FUTURE INCOME TAX RECOVERY (note 14)	(395,897)	(451,703)	(1,521,279)

LOSS AND COMPREHENSIVE LOSS	1,860,157	2,159,249	3,225,966

BASIC AND DILUTED LOSS PER SHARE	0.02	0.03	0.05
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	74,897,792	72,792,941	72,488,711

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CONSOLIDATED STATEMENTS OF CASH FLOW

For the Year Ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the year	(1,860,157)	(2,159,249)	(3,225,966)
ITEMS NOT AFFECTING CASH
Amortization	33,336	39,603	34,899
Stock-based compensation (note 8)	349,398	425,816	885,752
Future income tax recovery (note 14)	(395,897)	(451,703)	(1,521,279)
Mineral property write-off (note 5e)	–	405,001	–
ITEMS NOT AFFECTING CASH	(13,163)	418,717	(600,628)

Change in non-cash working capital items (note 13)	79,845	4,815	(225,093)

OPERATING ACTIVITIES	(1,793,475)	(1,735,717)	(4,051,687)

FINANCING ACTIVITIES
Issuance of common shares and warrants (note 6)	9,375,000	–	–
Share issuance costs	(776,422)	–	–
Exercise of warrants	251,250	–	–
Exercise of stock options	106,583	500	447,700

FINANCING ACTIVITIES	8,956,411	500	447,700
INVESTING ACTIVITIES
Proceeds from (invested in) short-term investments	(2,225,000)	(8,000,000)	34,791,988
Mineral property expenditures	(6,539,009)	(8,653,293)	(9,751,076)
Acquisition of property and equipment	–	(301,233)	–

INVESTING ACTIVITIES	(8,764,009)	(16,954,526)	25,040,912

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,601,073)	(18,689,743)	21,436,925

Cash and cash equivalents - Beginning	5,037,204	23,726,947	2,290,022

CASH AND CASH EQUIVALENTS - ENDING	3,436,131	5,037,204	23,726,947

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of	Amount	Contributed	Deficit	Shareholders’
	shares		surplus		equity
Expressed in Canadian dollars		$	$	$	$

DECEMBER 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970
Exercise of stock options	1,245,000	447,700	–	–	447,700
Transfer of value on exercise of stock options	–	1,522,133	(1,522,133)	–	–
Stock-based compensation	–	–	1,158,133	–	1,158,133
Loss and comprehensive loss	–	–	–	(3,225,966)	(3,225,966)

DECEMBER 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837
Exercise of stock options	50,000	500	–	–	500
Transfer of value on exercise of stock options	–	67,000	(67,000)	–	–
Stock-based compensation	–	–	674,391	–	674,391
Loss and comprehensive loss	–	–	–	(2,159,249)	(2,159,249)

DECEMBER 31, 2008	72,819,036	71,951,130	22,698,985	(26,196,636)	68,453,479
Private placement – July 10	4,000,000	4,000,000	–	–	4,000,000
Issuance costs	–	(355,320)	–	–	(355,320)
Agent warrants	–	(114,960)	114,960	–	–
Investor warrants	–	(813,200)	813,200	–	–
Private placement – December 4	2,150,000	5,375,000	–	–	5,375,000
Issuance costs	–	(421,102)	–	–	(421,102)
Agent warrants	–	(89,440)	89,440	–	–
Investor warrants	–	(1,848,495)	1,848,495	–	–
Exercise of warrants	201,000	251,250	–	–	251,250
Transfer of value on exercise of warrants	–	96,279	(96,279)	–	–
Exercise of stock options	105,000	106,583	–	–	106,583
Transfer of value on exercise of stock options	–	114,526	(114,526)	–	–
Stock-based compensation	–	–	567,188	–	567,188
Loss and comprehensive loss	–	–	–	(1,860,157)	(1,860,157)

DECEMBER 31, 2009	79,275,036	78,252,251	25,921,463	(28,056,793)	76,116,921

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NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Western Copper Corporation (“Western Copper” or the “Company”) is a mineral exploration company with a primary focus of advancing its mineral properties towards production. All of Western Copper’s mineral properties are located in Canada.

To date, the Company has not earned any production revenue. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2.	ACCOUNTING POLICIES

a.	Significant Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 15, these principles differ in certain material respects from accounting principles generally accepted in the United States.

	i)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock-based compensation, and the allocation methodologies used to determine results of operations and the value of purchased assets. Actual results could differ from the estimates by a material amount.

	ii)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Carmacks Copper Ltd., Lurprop Holdings Inc., CRS Copper Resources Corp., Moraga Resources Ltd., Minera Sierra Almoloya S.A. de C.V., and Minera Costa de Plata S.A. de C.V. All intercompany transactions and balances have been eliminated.

	iii)	Cash and cash equivalents

Cash and cash equivalents comprise cash deposits held at banks and highly liquid investments with original maturity dates that are less than 90 days from the date of acquisition.

	iv)	Short-term investments

Short-term investments comprise investments with original maturity dates that are greater than 90 days but no more than one year from the date of acquisition.

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v)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Field equipment	5 years
Leasehold improvements	over the term of the lease
Furniture and office equipment	5 years
Vehicles	3 years

vi)	Mineral properties

Direct costs related to the acquisition, exploration, and development of mineral properties owned or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, placed into production or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. If a property is placed into commercial production, deferred costs will be amortized using the unit-of production method based on proven and probable reserves. The carrying amount for mineral properties represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

Cost recoveries, including tax credits and funds received as part of government assistance programs, are recognized as a reduction in the carrying value of the related asset when the money is received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss in the period in which the payment is received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

vii)	Impairment of long-lived assets

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows expected to be earned from the property are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds management’s estimate of fair values.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

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viii)	Asset retirement obligation

The fair value of a liability for an asset retirement obligation (“ARO’s”), such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a long-term liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

The Company has determined that it has no material ARO’s to record in the consolidated financial statements.

ix)	Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense and other items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations.

x)	Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not that the future income tax assets will be realized.

xi)	Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Basic and diluted loss per share is the same as the effect of the exercise of outstanding stock options and warrants would be anti-dilutive.

xii)	Stock-based compensation

The Company uses the fair value method of accounting for the cost of stock-based compensation granted to employees, directors, and others. The fair value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

The costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period with a corresponding increase to contributed surplus. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

When stock options are exercised, the consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. In the event that stock options are forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock options that expire remains in contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

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xiii)	Valuation of equity units issued in private placements

The Company has adopted a pro rata basis method for the measurement of shares and warrants issued as private placement units. The pro rata basis method requires that gross proceeds and related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of each component.

The fair value of the common shares is based on the closing price on the closing date of the transaction and the fair value of the warrants is determined at the closing date of the transaction using the Black-Scholes option pricing model.

The fair value attributed to the warrants is recorded as contributed surplus. If the warrants are exercised, the value attributable to the warrants is transferred to share capital.

xiv)	Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the Company to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. The Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

xv)	Related party transactions

Related party transactions are measured at the exchange amount.

xvi)	Financial instruments

Designation

Western Copper has designated its financial instruments as follows:

•

Cash and cash equivalents, short-term investments, and reclamation bonds are classified as “Held-for- Trading” and are recorded at their fair value with changes in fair value recorded in the statement of loss;

•	Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

•	Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

Fair value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

b.	Change in Accounting Policies

	i)	Goodwill and intangible assets

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and intangible assets. This section replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The adoption of this standard did not impact the Company’s results or disclosures.

	ii)	Accounting by mining enterprises for exploration costs

In March 2009, the CICA issued EIC Abstract 174, Mining Exploration Costs (“EIC – 174”), which supersedes EIC-126, Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126

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and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. EIC-174 is applicable for the Company’s interim and annual financial statements issued after March 27, 2009. Adoption of this new standard had no effect on the Company’s financial statements.

c.	Recent Accounting Pronouncements

The Canadian Institute of Chartered Accountants has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2010. The Company will adopt the requirements commencing in the interim period ending March 31, 2010.

	i)	Business combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations and establishes standards for the accounting for business combinations. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

	ii)	Consolidated financial statements and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS27, Consolidated and Separate Financial Statements. Both sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company has chosen to elect to adopt these new standards effective January 1, 2010 so that its accounting policies will be more closely aligned with International Financial Reporting Standards during the year ending December 31, 2010.

3.	SHORT-TERM INVESTMENTS

	December 31, 2009	December 31, 2008
Expressed in Canadian dollars	$	$

Guaranteed Investment Certificates	10,225,000	8,000,000
Accrued interest	6,048	25,162

SHORT-TERM INVESTMENTS	10,231,048	8,025,162

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. At December 31, 2009, $6,000,000 in principal had been held for more than 30 days. All short-term investments had been held for more than 30 days at December 31, 2008.

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4.	PROPERTY AND EQUIPMENT

	December 31, 2009
	Cost	Accumulated	Net book
		amortization	value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	67,461	2,173
Field equipment	273,534	82,061	191,473
Furniture and office equipment	24,486	22,475	2,011
Lease hold improvements	63,203	63,203	–
Vehicles	27,699	13,850	13,849

PROPERTY AND EQUIPMENT	458,556	249,050	209,506

	December 31, 2008
	Cost	Accumulated	Net book
		amortization	value
Expressed in Canadian dollars	$	$	$

Computer equipment	69,634	60,106	9,528
Field equipment	273,534	27,352	246,182
Furniture and office equipment	24,486	17,453	7,033
Lease hold improvements	63,203	51,477	11,726
Vehicles	27,699	4,617	23,082

PROPERTY AND EQUIPMENT	458,556	161,005	297,551

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5.	MINERAL PROPERTIES

	Canada				Mexico
			British	Northwest
	Yukon		Columbia	Territories	Chihuahua
	Carmacks	Casino	Island	Redstone	Sierra	TOTAL
			Copper		Almoloya
Expressed in Canadian dollars	$	$	$	$	$	$

DECEMBER 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Advance royalty	100,000	–	–	–	–	100,000
Claims maintenance	16,922	4,484	1,560	116,462	61,052	200,480
Detailed engineering	2,486,315	–	–	–	–	2,486,315
Engineering studies	–	1,242,267	225	193	–	1,242,685
Exploration	72,350	1,715,391	5,280	–	–	1,793,021
Future income tax	52,505	52,453	486	825	–	106,269
Option payment	–	–	80,000	–	–	80,000
Permitting	506,398	1,613,993	–	–	–	2,120,391
Salary and wages	219,213	296,703	11,250	8,500	–	535,666
Stock-based compensation	122,514	122,390	1,383	2,288	–	248,575
Write-off of mineral properties	–	–	–	–	(405,001)	(405,001)

DECEMBER 31, 2008	14,645,143	20,821,505	18,088,325	12,147,609	–	65,702,582

Advance royalty	100,000	–	–	–	–	100,000
Claims maintenance	4,408	10,363	–	40,199	–	54,970
Detailed engineering	93,945	–	–	–	–	93,945
Engineering studies	1,470	112,991	–	–	–	114,461
Exploration	–	3,711,996	(331,310)	161,970	–	3,542,656
Future income tax	42,427	46,434	–	3,767	–	92,628
Permitting	673,916	1,652,334	–	2,162	–	2,328,412
Reclamation obligation	80,300	–	–	–	–	80,300
Salary and wages	215,625	224,775	–	22,500	–	462,900
Stock-based compensation	98,997	108,346	–	10,447	–	217,790

DECEMBER 31, 2009	15,956,231	26,688,744	17,757,015	12,388,654	–	72,790,644

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a.	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in the Yukon Territory, Canada.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. In April 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

In April 2009, the Company obtained the Quartz Mining License relating to the Carmacks Copper Project. As a result, Western Copper was required to provide security in the amount of $80,300 representing the estimated reclamation cost for work performed to date on the property. The Company holds a Guaranteed Investment Certificate in this amount in safekeeping for the Yukon Government. The security will be released once Western Copper performs its obligations pursuant to the Quartz Mining License. The estimated cost of reclamation has been accrued as a current liability and has been capitalized to the Carmacks Copper Project.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At December 31, 2009, Western Copper had made $600,000 in advance royalty payments and had accrued the amount relating to 2009.

b.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The results of the pre-feasibility study were announced in June 2008.

Should it make a production decision, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

c.	Island Copper/Hushamu (100% - British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

On August 25, 2008, Western Copper signed an option agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Island Copper property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the

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Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option agreement.

On September 30, 2009, following a merger with two other companies, IMA changed its name to Kobex Minerals Inc. (“Kobex”).

Kobex has met the first year $1.9 million spending requirement outlined in the option agreement.

d.	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

• 3% if the price is less than, or equal to US$0.75 per pound;
• 3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
• 4% if the price is greater than US$1.00 per pound.

e.	Sierra Almoloya (100% - Chihuahua, Mexico)

In 2008, the Company re-evaluated the property and decided to abandon the claims. As a result, Western Copper wrote-off all costs capitalized relating to Sierra Almoloya.

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a.	Share capital

Authorized	Unlimited Class A votin.g shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value
Issued and outstanding	79,275,036 common shares

b.	Financing

On July 10, 2009, Western Copper issued 4,000,000 units at a price of $1.00. Each unit comprised of one flow-through common share of the Company and one-half of one warrant. Each whole warrant (“investor warrant”) is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $2.00 for a period of twenty trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 6.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $1.25 per common share and expires two years following closing. If, commencing on

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the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $1.75 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

The fair value assigned to the agent warrants is $114,960. The fair value was calculated using the Black-Scholes option pricing model on the closing date of the transaction based on the following assumptions:

Expected stock price volatility	110%
Expected term, in years	2.0
Average risk-free interest rate	1.33%
Expected dividend yield	–

The fair value of the investor warrants was calculated on the closing date of the transaction by using the Black-Scholes option pricing model based on the following assumptions:

Expected stock price volatility	127%
Expected term, in years	3.0
Average risk-free interest rate	1.33%
Expected dividend yield	–

On July 10, 2009, the closing price was $0.85 per common share.

	Total	Common	Investor
		shares	warrants
Expressed in Canadian dollars	$	$	$

Calculated fair value	4,417,800	3,400,000	1,017,800
Proportional share of calculated fair value		77%	23%
Gross proceeds	4,000,000	3,078,455	921,545
Share issuance costs (including agent warrants)	(470,280)	(361,935)	(108,345)

NET AMOUNT ALLOCATED	3,529,720	2,716,520	813,200

On December 4, 2009, Western Copper issued 2,150,000 units at a price of $2.50. Each unit was comprised of one flow-through common share of the Company and one warrant (“investor warrant”). Each warrant is exercisable for one non flow-through common share of the Company at a price of $2.60 per common share and expires three years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $5.00 for twenty consecutive trading days, the Company has the right to accelerate the expiry date of the investor warrants by giving thirty days written notice to the holder.

The agent received a cash commission equal to 6.0% of the gross proceeds and that number of warrants (“agent warrants”) which is equal to 4.0% of the number of units sold. Each agent warrant is exercisable for one non flow-through common share of the Company at a price of $2.50 per common share and expires two years following closing. If, commencing on the date that is four months plus one day following the closing of the transaction, the weighted average trading price of the Company’s common shares is at a price equal to or greater than $4.00 for a period of fifteen consecutive trading days, the Company has the right to accelerate the expiry date of the agent’s warrants by giving thirty days written notice to the agent.

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The fair value assigned to the agent warrants was $89,440. The fair value was calculated using the Black-Scholes option pricing model on the closing date of the transaction based on the following assumptions:

Expected stock price volatility	132%
Expected term, in years	2.0
Average risk-free interest rate	1.27%
Expected dividend yield	–

The fair value of the investor warrants was calculated on the closing date of the transaction by using the Black-Scholes option pricing model based on the following assumptions:

Expected stock price volatility	114%
Expected term, in years	3.0
Average risk-free interest rate	1.73%
Expected dividend yield	–

On December 4, 2009, the closing price was $1.76 per common share.

	Total	Common	Investor
		shares	warrants
Expressed in Canadian dollars	$	$	$

Calculated fair value	6,127,500	3,784,000	2,343,500
Proportional share of calculated fair value		62%	38%
Gross proceeds	5,375,000	3,332,500	2,042,500
Share issuance costs (including agent warrants)	(510,542)	(316,537)	(194,005)

NET AMOUNT ALLOCATED	4,864,458	3,015,963	1,848,495

7.	WARRANTS AND STOCK OPTIONS

a.	Warrants

A summary of the Company’s warrants outstanding at December 31, 2009 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Warrants	exercise price
Expressed in Canadian dollars		$
DECEMBER 31, 2008	–	–

Issued	4,476,000	1.92
Exercised	(201,000)	1.25

DECEMBER 31, 2009	4,275,000	1.95

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Warrants outstanding at December 31, 2009 are as follows:

Warrants outstanding,	Number of	Weighted average	Average remaining
by exercise price	warrants	exercise price	contractual life
Expressed in Canadian dollars		$	Years

$1.25	2,039,000	1.25	2.48
$2.50	86,000	2.50	1.93
$2.60	2,150,000	2.60	2.93

DECEMBER 31, 2009	4,275,000	1.95	2.69

b.	Stock Options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2009, the Company could issue an additional 3,935,670 stock options. Of the total stock options outstanding at December 31, 2009, 145,000 are inherited in connection with a previous acquisition. These stock options are not considered when calculating the total number of stock options available for grant under the Company’s Stock Option Plan.

A summary of the Company’s stock options outstanding at December 31, 2009 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
Expressed in Canadian dollars		$
DECEMBER 31, 2008	3,566,834	1.51

Granted	925,000	0.76
Exercised	(105,000)	1.02
Expired	(250,000)	0.88

DECEMBER 31, 2009	4,136,834	1.39

Stock options outstanding at December 31, 2009 are as follows:

Stock options outstanding,	Number of	Weighted average	Average remaining
by exercise price	stock options	exercise price	contractual life
Expressed in Canadian dollars		$	Years

$0.36-0.97	1,255,167	0.67	3.04
$1.25	906,667	1.25	3.05
$1.39	150,000	1.39	3.59
$1.88	565,000	1.88	2.43
$2.00-2.02	1,260,000	2.00	1.64

DECEMBER 31, 2009	4,136,834	1.39	2.55

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Of the total stock options outstanding, 2,913,496 were vested and exercisable at December 31, 2009. The weighted average exercise price of vested stock options is $1.60 and the average remaining contractual life is 1.87 years.

8.	STOCK-BASED COMPENSATION

Stock-based compensation has been allocated to the following line items:

For the year ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$
STATEMENT OF LOSS AND COMPREHENSIVE LOSS
EXPLORATION	–	–	106,715
ADMINISTRATIVE EXPENSES
Office and administration	295,842	389,533	725,797
Promotion and travel	53,556	36,283	53,240
	349,398	425,816	885,752
BALANCE SHEET
MINERAL PROPERTIES
Carmacks	98,997	122,514	175,317
Casino	108,346	122,390	56,696
Island Copper/Hushamu	–	1,383	32,383
Redstone	10,447	2,288	7,985
	217,790	248,575	272,381
STOCK-BASED COMPENSATION	567,188	674,391	1,158,133

The Company last granted stock options on October 19, 2009. At that time, Western Copper granted 100,000 stock options to a director at $2.02 per common share. The fair value assigned to the stock options was $162,220.

The Company granted 25,000 stock options to an employee on July 20, 2009 at $0.97 per common share. The fair value assigned to the stock options was $19,458.

On May 12, 2009, Western Copper granted 750,000 stock options to employees at $0.60 per share. The fair value of these stock options totaled $300,300. On the same date, the Company granted 50,000 stock options to a consultant at $0.62 per common share. The fair value assigned to these stock options was $19,920.

The fair value of stock options granted in 2009 was calculated using the Black-Scholes option pricing model and the following assumptions:

ASSUMPTION	October 19, 2009	July 20, 2009	May 12, 2009
Expected stock price volatility	111.8%	112.0%	108.9%
Expected option term, in years	5.0	5.0	5.0
Average risk-free interest rate	2.81%	2.52%	1.63%
Expected dividend yield	–	–	–

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9.	COMMITMENTS

The Company has an agreement to lease office space in Vancouver until May 31, 2014. The total amount of payments remaining during the course of the agreement as at December 31, 2009 is $909,597. Of this amount, $196,637 is due within the next twelve months.

The Company has an agreement to lease office space in the Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at December 31, 2009 is $57,270. Of this amount, $28,635 is due within the next twelve months.

Mineral property commitments are described in note 5. Spending commitments required pursuant to the private placement of flow-through units are described in note 12.

10.	RELATED PARTY TRANSACTIONS

Related party transactions were in the normal course of business. There was no material transaction with related parties during the years presented.

11.	SEGMENTED INFORMATION

a.	Industry Information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

b.	Geographic Information

All interest is earned in Canada. All non-current assets are held in Canada. The geographical breakdown of mineral properties is shown in note 5.

12.	CAPITAL DISCLOSURE AND FINANCIAL INSTRUMENT RISKS

The Company is in the exploration stage. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects. There was no change in the Company’s approach to capital management during the year. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit.

Its principal source of funds is the issuance of common shares. To facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are approved by the Board of Directors. The budgets are updated and re-approved as necessary. The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by the Canadian government or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

The Company has no debt and does not pay dividends. Its only capital requirement is that it must spend approximately $5.91 million on qualifying Canadian exploration expenditures by December 31, 2010. Otherwise, the Company is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2009 by December 31, 2010 and the amount that the investors actually realized.

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a.	Market and Liquidity Risk

The Company’s principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares. The Company’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should the Company require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations.

b.	Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks.

c.	Currency Risk

The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at December 31, 2009 or December 31, 2008.

d.	Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates. Changes in interest rates do not have a material effect on the Company’s results of operations.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

CHANGE IN NON-CASH WORKING CAPITAL ITEMS
Accrued interest on short-term investments	19,114	(25,162)	–
Other receivables relating to operations	19,400	13,501	118,633
Prepaid expenses	6,046	4,316	27,532
Accounts payable and accrued liabilities relating to operations	35,285	12,160	(371,258)

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	79,845	4,815	(225,093)

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14.	INCOME TAXES

a.	Income tax balances

The Company has approximately $5.8 million in non-capital losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. The losses expire as follows:

Available to	Amount
Expressed in Canadian dollars	$

2014	89,319
2015	34,373
2024	10,780
2025	48,781
2026	410,941
2027	1,288,583
2028	1,880,692
2029	1,993,738

NON-CAPITAL LOSSES CARRIED FORWARD	5,757,207

The Company has approximately $44 million in Canadian Exploration and Development Expenditures (“CEDE”) that are available to reduce future taxable income. CEDE balances do not expire.

b.	Statutory Rate Reconciliation

The current and future income tax expense or recovery reported by the Company for the year ended December 31, 2009 differs from the amounts obtained by applying statutory rates to the loss before income tax.

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

	2009	2008	2007
Expressed in Canadian dollars	$	$	$

Statutory tax rate	30.00%	31.00%	34.12%

Loss for the year before income tax	2,256,054	2,610,952	4,747,245

Income tax recovery calculated at statutory rate	676,816	809,395	1,619,760
Non deductible expenditures	(110,776)	(283,210)	(323,716)
Difference between Canadian and foreign tax rates	–	(311)	(1,269)
Change in valuation allowance	(264,021)	(525,875)	(1,294,775)
Effect of income tax rate reductions on the future income tax liability	133,972	134,440	1,446,279
Effect of mineral property write-off on future income tax liability	–	103,185	–
Other future income tax recovery	(40,094)	214,078	75,000

FUTURE INCOME TAX RECOVERY	395,897	451,703	1,521,279

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c.	Future Income Tax Liability

Temporary differences arising from the difference between the tax basis and the carrying amount of the Company’s mineral properties is used to calculate the future income tax liability of $9,661,846 (2008 - $9,965,115).

Future income tax liability is measured using tax rates and laws that are expected to apply when the differences are expected to reverse. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

In 2009, the government of British Columbia enacted a further reduction in its future provincial tax rates. The reduction in tax rates resulted in a future income tax recovery of $134,440 (2008 - $134,440, 2007 - $nil).

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction in tax rates resulted in a future income tax recovery of $1,446,279.

d.	Future Income Tax Assets

Future income tax liabilities and future income tax assets offset if they relate to the same taxable entity and the same taxation authority. Future potential tax deductions that are not used to offset future income tax liabilities are considered to be future income tax assets.

The significant components of the Company’s future tax assets are as follows:

	2009	2008
Expressed in Canadian dollars	$	$
Mineral property interests	2,171,208	2,382,211
Non-capital losses	1,417,476	1,126,083
Other temporary differences	218,381	34,750
FUTURE INCOME TAX ASSETS	3,807,065	3,543,044
Valuation allowance	(3,807,065)	(3,543,044)
FUTURE INCOME TAX ASSETS, NET	–	–

The Company estimates that the realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant measurement differences between Canadian and US GAAP are described below.

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a.	Balance Sheets

As at December 31,	2009	2008
Expressed in Canadian dollars	$	$

Mineral properties - Canadian GAAP	72,790,644	65,702,582
Cumulative exploration expenditures written off under US GAAP	(25,453,307)	(18,457,873)
Future income tax effect of cumulative exploration expenditures written off under US GAAP	(312,960)	(220,332)

MINERAL PROPERTIES - US GAAP	47,024,377	47,024,377
Future income tax liability – Canadian GAAP	9,661,846	9,965,115
Cumulative adjustments under US GAAP	(3,772,304)	(2,392,284)

FUTURE INCOME TAX LIABILITY – US GAAP	5,889,542	7,572,831
Shareholders’ equity - Canadian GAAP	76,116,921	68,453,479
Cumulative exploration expenditures written off under US GAAP	(25,453,307)	(18,457,873)
Cumulative future income tax recovery adjustment under US GAAP	3,459,344	2,171,952
Flow-through share premium	(685,000)	–

SHAREHOLDERS’ EQUITY - US GAAP	53,437,958	52,167,558

b.	Statements of Loss, Comprehensive Loss and Deficit

For the years ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

Loss and comprehensive loss – Canadian GAAP	1,860,157	2,159,249	3,225,966
Mineral property write-off under Canadian GAAP	–	(405,001)	–
Exploration expenditures for the period under US GAAP	6,995,434	8,727,133	9,505,226
Future income tax recovery under Canadian GAAP	395,897	451,703	1,521,279
Future income tax recovery under US GAAP	(1,683,289)	(1,841,597)	(2,200,152)

LOSS AND COMPREHENSIVE LOSS – US GAAP	7,568,199	9,091,487	12,052,319
Loss and diluted loss per common share	0.10	0.12	0.17

Weighted average number of common shares outstanding	74,897,792	72,792,941	72,488,711

Deficit – US GAAP, beginning of year	42,482,557	33,391,070	21,338,751
Loss and comprehensive loss	7,568,199	9,091,487	12,052,319

DEFICIT – US GAAP, END OF YEAR	50,050,756	42,482,557	33,391,070

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c.	Statements of Cash Flows

For the year ended December 31,	2009	2008	2007
Expressed in Canadian dollars	$	$	$

Cash provided by (used in) operating activities – Canadian GAAP	(1,793,475)	(1,735,717)	(4,051,687)
Adjustment for mineral properties and deferred exploration under US GAAP	(6,539,009)	(8,573,293)	(8,691,076)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES – US GAAP	(8,332,484)	(10,309,010)	(12,742,763)

Cash provided by (used in) financing activities – Canadian GAAP	8,956,411	500	447,700
Gross proceeds received from issuance of flow-through units	(9,375,000)	–	–

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES – US GAAP	(418,589)	500	447,700
Cash provided by (used in) investing activities – Canadian GAAP	(8,764,009)	(16,954,526)	25,040,912
Adjustment for mineral properties and deferred exploration under US GAAP	6,539,009	8,573,293	8,691,076
Gross proceeds received from issuance of flow-through units	9,375,000	–	–

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES – US GAAP	7,150,000	(8,381,233)	33,731,988

d.	Current Differences in Accounting Principles

i)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

Under US GAAP, the Company expenses development costs until proven and probable reserves are determined and substantially all required permits are obtained.

For US GAAP purposes, exploration expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established and administrative expenditures are expensed as incurred.

Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

ii)	Flow-through shares

In 2009, the Company completed two private placements of flow-through units. For Canadian GAAP purposes, the Company records the proceeds of the issuance of flow-through shares as described in note 2.

Under US GAAP, the gross proceeds from the issuance of flow-through shares need to be allocated between the offering of the flow-through shares and any premium paid for the implied tax benefit received by the investors as a result of the flow-through shares. The calculated tax benefit is recognized as a liability until the Company renounces the

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expenditures, at which point the liability is reversed and is recorded as a tax recovery on the statement of loss. At December 31, 2009, this liability totaled $685,000 (2008 - $nil).

US GAAP also requires that the portion of the gross proceeds from flow-through shares not yet spent by the Company be considered restricted cash, as the funds are required to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors. At December 31, 2009 this amount totaled $5.91 million (2008 - $nil).

e.	Recent and Future Accounting Pronouncements Under US GAAP

i)	SFAS 168 (ASU 2009-1) - FASB accounting standards codification

In July 2009, US GAAP switched to a completely new codification scheme aimed to simplify US GAAP accounting research. The old system was a compilation of several unrelated labeling systems and sub systems (FASB system, SEC system, etc.) that were poorly cross-referenced and as a result when researching a particular subject it was difficult to know if all applicable GAAP had been found. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The new codification did not change US GAAP; it only changed the organization of the documents that support it.

ii)	SFAS 165 (ASC Subtopic 855-10) - Subsequent events

In May 2009, the FASB issued Statement of Financial Accounting Standard No. 165, Subsequent Events (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date.

iii)	SFAS 160 (ASC Topic 805) - Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date.

iv)	SFAS 141R (ASC Topic 805) - Business combinations

In December 2007, FASB issued a revised standard on accounting for business combinations, SFAS 141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS 141R requires fair value measurement for all business acquisitions, including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration.

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WESTERN COPPER
MANAGEMENT TEAM

MANAGEMENT	BOARD OF DIRECTORS

Dale Corman, B.Sc., P.Eng.	Dale Corman, B.Sc., P.Eng.
Chairman & CEO	Chairman

Paul West-Sells, Ph.D.F	Robert Byford, B.A., FCA
President & COO	Director

Jonathan Clegg, P.Eng.	Robert Gayton, B.Comm., Ph.D., FCA
VP Engineering	Director

Claire Derome, B.Sc., M.Ed.	Ian Watson
VP Gov. & Community Relations	Director

Julien François, C.A.	David Williams, LL.B., MBA
VP Finance & CFO	Director

Cameron Brown, P. Eng.	Klaus Zeitler, Ph.D.
Senior Project Manager	Director

Jim Marlow, P.Eng.
Senior Mining Engineer

60	W E S T E R N C O P P E R M A N A G E M E N T T E A M | 2 0 0 9 A N N U A L R E P O R T

STOCK EXCHANGE	CORPORATE HEAD OFFICE

Toronto Stock Exchange	Western Copper Corporation
Symbol: WRN	2050 - 1111 West Georgia Street
Vancouver, British Columbia
COMPANY FILINGS	Canada V6E 4M3

www.sedar.com	Toll Free: 1 888 966 9995
www.sec.gov	Phone: 604 684 9497
Fax: 604 669 2926
TRANSFER AGENT
info@westerncoppercorp.com
Computershare Investor Services Inc.	www.westerncoppercorp.com
100 University Avenue, 8th Floor
Toronto, Ontario	WHITEHORSE OFFICE
Canada, M5J 2Y1
101B - 170 Titanium Way
Toll Free: 1 800 564 6253	Whitehorse, Yukon
Canada, Y1A 0G1
AUDITORS
Phone: 867 456 2133
PricewaterhouseCoopers LLP	Fax: 867 456 2134
7th Floor – 250 Howe Street
Vancouver, British Columbia	CARMACKS OFFICE
Canada V6C 3S7	35736 Klondike Highway
Post Office Building
LEGAL COUNSEL	Carmacks, Yukon
Canada, Y0B 1C0
DuMoulin Black LLP
10th Floor - 595 Howe Street	Phone: 867 863 5777
Vancouver, British Columbia
Canada V6C 2T5

ANNUAL GENERAL MEETING

Thursday, June 24th, 2010
2:30pm PST

1111 West Georgia Street
Thurlow Room, Main Floor
Vancouver, British Columbia
Canada V6E 4M3

2009

ANNUAL REPORT

WESTERN COPPER CORPORATION

2050 - 1111 West Georgia Street
Vancouver, British Columbia
Canada V6E 4M3

Toll Free: 1 888 966 9995
Phone: 604 684 9497
Fax: 604 669 2926

Email: info@westerncoppercorp.com

WWW.WESTERNCOPPERCORP.COM
TSX:WRN